UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.1)*

CONSECO, INC.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

208464883
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐           Rule 13d-1(b)
☑           Rule 13d-1(c)
☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 208464883	SCHEDULE 13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUTTONBROOK CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 14,227,106
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 14,227,106
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,227,106
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 208464883	SCHEDULE 13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUTTONBROOK CAPITAL PORTFOLIO L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 14,227,106
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 14,227,106
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,227,106
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 208464883	SCHEDULE 13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOHN LONDON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 14,227,106
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 14,227,106
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,227,106
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 208464883	SCHEDULE 13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STEVEN M. WEINSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 14,227,106
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 14,227,106
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,227,106
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.

(a)	NAME OF ISSUER:

Conseco, Inc.

(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

11825 N Pennsylvania Street
Carmel, IN 46032

Item 2.

(a)	NAME OF PERSON FILING:

This Statement is being filed by and on behalf of SuttonBrook Capital Management LP (the “Investment Manager”), SuttonBrook Capital Portfolio L.P. (the “Master Fund”), John London (“Mr. London”) and Steven M. Weinstein (“Mr. Weinstein” and, together with the Investment Manager, the Master Fund and Mr. London, the “Reporting Persons”).

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is c/o SuttonBrook Capital Management LP, 598 Madison Avenue, 6th Floor, New York, NY 10022.

(c)	CITIZENSHIP:

The Investment Manager is a Delaware limited partnership.  The Master Fund is a Cayman Islands exempted limited partnership.  Messrs. London and Weinstein are citizens of the United States.

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share.

(e)	CUSIP NUMBER: 208464883

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	OWNERSHIP:

The percentages set forth in this Item 4 are based on there being 186,356,981 shares of Common Stock outstanding as of October 26, 2007 as disclosed in Conseco, Inc.’s Form 10-Q filed on November 8, 2007 for the quarter ended September 30, 2007.

The Investment Manager
(a)	AMOUNT BENEFICIALLY OWNED (As of December 31, 2007): 14,227,106
(b)	PERCENT OF CLASS: 7.6%
(c)	NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
	(i)	sole power to vote or to direct the vote: -0-
	(ii)	shared power to vote or to direct the vote: 14,227,106
	(iii)	sole power to dispose or to direct the disposition of: -0-
	(iv)	shared power to dispose or to direct the disposition of: 14,227,106

The Master Fund
(a)	AMOUNT BENEFICIALLY OWNED (As of December 31, 2007): 14,227,106
(b)	PERCENT OF CLASS: 7.6%
(c)	NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
	(i)	sole power to vote or to direct the vote: -0-
	(ii)	shared power to vote or to direct the vote: 14,227,106
	(iii)	sole power to dispose or to direct the disposition of: -0-
	(iv)	shared power to dispose or to direct the disposition of: 14,227,106

Mr. London
(a)	AMOUNT BENEFICIALLY OWNED (As of December 31, 2007): 14,227,106
(b)	PERCENT OF CLASS: 7.6%
(c)	NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
	(i)	sole power to vote or to direct the vote: -0-
	(ii)	shared power to vote or to direct the vote: 14,227,106
	(iii)	sole power to dispose or to direct the disposition of: -0-
	(iv)	shared power to dispose or to direct the disposition of: 14,227,106

Mr. Weinstein
(a)	AMOUNT BENEFICIALLY OWNED (As of December 31, 2007): 14,227,106
(b)	PERCENT OF CLASS: 7.6%
(c)	NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
	(i)	sole power to vote or to direct the vote: -0-
	(ii)	shared power to vote or to direct the vote: 14,227,106
	(iii)	sole power to dispose or to direct the disposition of: -0-
	(iv)	shared power to dispose or to direct the disposition of: 14,227,106
Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

See Exhibit B.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.                  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

SuttonBrook Capital Management LP
By:	SuttonBrook Holdings LLC, Its General Partner
By:	/s/ Steven M. Weinstein
Name: Steven M. Weinstein
Title: Managing Member

SuttonBrook Capital Portfolio L.P.
By:	SuttonBrook Capital Associate (Cayman) LTD Its General Partner
By:	SuttonBrook Capital Associates LLC, Its General Partner
By:	/s/ Steven M. Weinstein
Name: Steven M. Weinstein
Title: Managing Member
/s/ John London
John London
/s/ Steven M. Weinstein
Steven M. Weinstein

Exhibit A

Joint Filing Agreement

The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated: February 14, 2008

SuttonBrook Capital Management LP
By:	SuttonBrook Holdings LLC, Its General Partner
By:	/s/ Steven M. Weinstein
Name: Steven M. Weinstein
Title: Managing Member

SuttonBrook Capital Portfolio L.P.
By:	SuttonBrook Capital Associate (Cayman) LTD Its General Partner
By:	SuttonBrook Capital Associates LLC, Its General Partner
By:	/s/ Steven M. Weinstein
Name: Steven M. Weinstein
Title: Managing Member
/s/ John London
John London
/s/ Steven M. Weinstein
Steven M. Weinstein

Exhibit B

The shares reported herein as beneficially owned by each of the Reporting Persons are held directly by the Master Fund.  The Investment Manager is the investment manager of the Master Fund and Messrs. London and Weinstein are the managing members of the general partner of the Investment Manager.

The entities listed below may be deemed to directly or indirectly control the Master Fund or the Investment Manager and, accordingly, may also be deemed to beneficially own the shares held by the Master Fund.

SuttonBrook Capital Associates LP (“SuttonBrook ASLP”)
SuttonBrook Capital Associates LLC (“SuttonBrook Associates”)
SuttonBrook Holdings LLC (“SuttonBrook Holdings”)
SuttonBrook Capital Associates Cayman, Ltd. (“SuttonBrook Associates Cayman”)

SuttonBrook ASLP is a Delaware limited partnership.  SuttonBrook Associates is a Delaware limited liability company.  SuttonBrook Holdings is a Delaware limited liability company.  SuttonBrook Associates Cayman is a Cayman Islands exempted company.